Exhibit 99.3

September 26, 2021

Via Email (mohantyadi@gmail.com)

Mr. Aditya Mohanty

Chief Executive Officer

EnCellx, Inc.

251 Little Falls Drive, City of Wilmington,

Country of New Castel, 19808, Delaware

Re:	Amended and Restated Share Transfer Agreement (this “STA”) made and entered into by and between EnCellX, Inc., a Delaware corporation and Cellect Biotechnology Ltd., an Israeli company

Dear Adi:

This letter sets forth our agreement to amend the STA, as we discussed. Effective as of the date hereof, Section 3.01 of the STA shall be replaced with the following Section 3.01:

The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall be held concurrently with the closing of the merger agreement between the Seller and Quoin Pharmaceuticals, Inc. to which this Agreement is attached as an exhibit (the “Merger Agreement”), but in any event no later than November 1, 2021.

In all other respects, the provisions of the STA shall remain in full force and effect.

Please sign below to confirm your agreement to this amendment.

Sincerely,

Shai Yarkoni

CEO

CELLECT BIOTECHNOLOGY, LTD.

By:	/s/ Shai Yarkoni CEO
Shai Yarkoni CEO

EnCellx, INC.

By:	/s/ Aditya Mohanty
Aditya Mohanty
CEO